December 6, 2013

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “We” or “Us”)

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-10593

Dear Ms. Jenkins:

On behalf of Iconix Brand Group, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of November 25, 2013 addressed to Mr. Neil Cole (the “Comment Letter”), the Company’s President and Chief Executive Officer, regarding the Company’s Form 10-K for the year ended December 31, 2012, as amended on Form 10-K/A (collectively, the “Form 10-K”). The responses have been numbered to correspond to the comments contained in your letter. Based upon both your letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required. As noted, where applicable, the Company intends to comply with the Staff’s comments in its future filings. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response. References to U.S. GAAP within this response letter cite topics within the Financial Accounting Standards Board Accounting Standards Codification (“ASC”).

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

Consolidated Statements of Cash Flows, page F-8

1.	The balance of “cash and cash equivalents” as presented on your balance sheets should be the same amounts as those presented in your statements of cash flows. Please ensure that these balances are consistent in future filings. Refer to ASC 230-10-45-4 through 45-6. To the extent that the amounts described as restricted cash meet the definition of either cash or cash equivalents in ASC 230-10-20, please tell us how you reached this conclusion. Please disclose in a footnote to your financial statements the nature and duration of the restrictions on your restricted cash. In doing so, please also ensure that the differences between restricted cash included in and excluded from cash and cash equivalents are clearly conveyed. Please provide us with your proposed revised presentation and disclosures.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 6, 2013

Response:

The amounts described as “restricted cash” within the parenthetical on the Cash line item on the Consolidated Balance Sheets consist of actual cash and a certificate of deposit, the restrictions on each of which lapse every three months or less. These factors meet the criteria for such items to be defined as “cash” and/or “cash equivalents” under ASC 230-10-20. The portion of the Company’s Consolidated Balance Sheets that addresses this inquiry will be presented as follows in future filings (dollar amounts in 000’s):

	December 31,	December 31,
	2012	2011
Assets
Current Assets:
Cash and cash equivalents	$238,672	$167,717
Restricted cash - current	16,362	14,071
Accounts receivable	85,249	79,669
Deferred income tax assets	3,497	2,114
Other assets - current	22,571	20,934

Total Current Assets	$366,351	$284,505

In Note 1 of Notes to Consolidated Financial Statements the Company includes its accounting policy regarding Cash. The Company will update Note 1 of Notes to Consolidated Financial Statements in future filings to include the following revised description for the Company’s accounting policy for “Cash and cash equivalents” and a new description for the Company’s accounting policy for “Restricted cash – current”:

“Cash and cash equivalents consist of actual cash as well as cash equivalents, defined as short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase.”

“Restricted cash – current consists of actual cash deposits held in accounts primarily for debt service, as well as cash equivalents, defined as short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase, the restrictions on all of which lapse every three months or less.”

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 6, 2013

2.	Please tell us the nature of the amounts included in the “net distributions (to) from equity partners” line item shown in the investing activities section of the statement. Please explain why both the cash inflows and the cash outflows represent investing activities. Please also explain how they qualify for net rather than gross presentation. Refer to ASC 230-10-45-7 as well as ASC 230-10-45-11 through 45-13.

Response:

“Net distributions (to) from equity partners” represents distributions to the Company’s partners in its various consolidated joint ventures, net of distributions to the Company from certain joint ventures and investments which are not subject to consolidation. See Note 3 of Notes to Consolidated Financial Statements for a description of the Company’s investments and joint ventures. In the Company’s 10-K for the period ending December 31, 2013 and in filings thereafter, the Company will bifurcate “Net distributions (to) from equity partners” into two distinct line items. “Distributions from equity investments”, which will represent a return on equity investments, will be a distinct line item under “Adjustments to reconcile net income to net cash provided by operating activities” within the “Net cash provided by operating activities” section. The distributions from equity investments that would have been presented in the cash flow from operating activities for the years ended December 31, 2012, 2011, and 2010 were (in 000’s) $2,265, $3,779 and $3,560, respectively. These amounts will be reclassified in the Form 10-K for the year ending December 31, 2013. “Distributions to non-controlling interests”, which will represent income distributions from consolidated joint ventures to non-controlling interests, will be a distinct line item within the “Net cash used in investing activities” section, presented as follows for the Form 10-K:

	December 31,	December 31,	December 31,
(in 000’s)	2012	2011	2010
Distributions to non-controlling interests	$(9,039)	$(11,895)	$(1,406)

Form 8-K filed October 30, 2013

3.	In presenting reconciliations from your non-GAAP measures to the comparable GAAP measures, you often present several reconciling items in one adjustment line item. In the future, please revise to present each material adjustment separately, so that a more useful reconciliation may be provided. Please provide us with the revised presentations that you will include in future reconciliations for each applicable non-GAAP measure.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 6, 2013

Response:

In future filings the Company will provide more detailed reconciliations from its non-GAAP measures to the comparable GAAP measures and present each material adjustment separately. Specifically, below is a revised presentation of free cash flow from Exhibit 99.1 in the Company’s Form 8-K filed October 30, 2013:

	Three months ended		Nine months ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
Free Cash Flow (1)	$54,312	$43,240	$166,982	$142,616

Reconciliation of Free Cash Flow:
Net income	28,997	27,131	101,902	83,315
Add:
Depreciation and amortization of intangibles	2,338	1,413	6,654	5,018
Non-cash interest and discount amortization related to convertible notes	7,168	3,003	17,705	17,096
Amortization of financing fees	1,171	410	2,898	1,467
Non-cash compensation expense	4,597	2,284	12,528	7,490
Bad debt expense	2,618	1,437	4,724	2,865
Non-cash income taxes	7,817	7,870	21,183	25,863
Equity losses from the Iconix China joint venture	—	—	450	600

subtotal	25,709	16,417	66,142	60,399

Less: Capital expenditures	(394)	(308)	(1,062)	(1,098)

Free Cash Flow	$54,312	$43,240	$166,982	$142,616

(1)	Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash non-recurring gains and charges, less capital expenditures. Free Cash Flow also excludes any changes in Balance Sheet items. The Company believes Free Cash Flow is useful in evaluating its financial condition because it is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 6, 2013

4.	Based upon your disclosures regarding EBITDA and free cash flow, including their usefulness in evaluating your ability to meet future debt service requirements, investing and capital expenditures, it appears that these measures are non-GAAP liquidity measures. In the future, please also reconcile each of these non-GAAP measures to cash flows provided by operating activities for each period presented.

Response:

In future filings the Company will provide reconciliations of EBITDA and free cash flow to both net income as well as cash flows provided by operating activities for each period presented in a manner similar to the table which appears in the Company’s response to Comment 3 from the Comment Letter.

Conclusion

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Warren Clamen (telephone 212.730.0030 or email wclamen@iconixbrand.com), or Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com).

Sincerely,

/s/ Warren Clamen
Warren Clamen
Chief Financial Officer

cc:	Rufus Decker

Jamie Kessel

Brian Snyderman